Brent D. Fassett

(720) 566-4025

bfassett@cooley.com

June 23, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Amy Reischauer
Jim Peklenk
Joel Parker

Re:	GlobeImmune, Inc. Registration Statement on Form S-1 (File No. 333-194606)

Dear Mr. Riedler, Ms. Reischauer, Mr. Peklenk, and Mr. Parker:

As discussed with the staff of the Commission (the “Staff”), our client GlobeImmune, Inc. (the “Company”) is filing today a Free Writing Prospectus (the “FWP”) and an exhibit only Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2014 and previously amended on April 29, 2014 (“Amendment No. 1”), May 21, 2014 (“Amendment No. 2”), June 6, 2014 (“Amendment No. 3”) and an exhibit only filing on June 16, 2014 (“Amendment No. 4”) via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The copy of Amendment No. 5 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 4 and page references below refer to the corresponding pages in Amendment No. 3.

The FWP and Amendment No. 5 are being filed to reflect certain changes in compensation to be paid to Aegis Capital Corp. (the “Underwriter”) in connection with the planned offering. The changes to the compensation (“Underwriter Compensation Changes”) are (i) elimination of the proposed Underwriter’s Warrant to Purchase Common Stock, as discussed in the “Underwriting” section of Amendment No. 3 on p.165 under the sub-heading “Underwriter’s Warrants” (ii) elimination of the 1% non-accountable expense allowance, as discussed in the “Underwriting” section of Amendment No. 3 on p.164 under the sub-heading “Discount”, and (iii) amending and restating the warrants exercisable for an aggregate of 115,940 shares of Common Stock referred to in the “Underwriting” section of Amendment No. 3 under the sub-heading “Other Relationships” on p. 167 such that the exercise price of such warrants will become $20.00 per share assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of the prospectus contained in Amendment No. 3.

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

June 23, 2014

Page Two

As discussed with the Staff, the Company has discussed the Underwriter Compensation Changes with KPMG LLP, the Company’s independent registered public accounting firm and confirmed that, in KPMG’s view, such changes will not result in any changes to the Company’s audited statement of operations data for the three years ended December 31, 2011, 2012 and 2013, the audited balance sheet data as of December 31, 2013 and 2012, the unaudited statement of operations data for the three months ended March 31, 2014 and 2013 or the unaudited balance sheet data as of March 31, 2014 contained in Amendment No. 3.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 5 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 5 or this letter to me at (720) 566-4025 or Francis R. Wheeler at (720) 566-4231.

Sincerely,

Cooley LLP

/s/ Brent D. Fassett

Brent D. Fassett

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM